12:24 AM
07/14/20
Accrual Basis

Black Momma Tea & Cafe, Inc.
Profit & Loss 2019
August 2018 through July 2019

		Aug '18 - Jul 19
Ordinary Income/Expense		
Cost of Goods Sold		28,906.19
Gross Profit		-28,906.19
Expense		
Advertising and Promotion		
Trade Show	991.50	
Advertising and Promotion - Other	3,018.26	
Total Advertising and Promotion		4,009.76
Bank Charges & Transaction Fees		131.60
Business License and Taxes		332.00
Computer and Internet Expenses		3,214.14
Dues & Supscriptions		30.00
Entertainment		414.84
Filing fees		3,351.70
Food		47.71
Freight		2,334.15
Gas		38.00
Gifts		651.75
Meals		847.26
Offering Costs		88,016.75
Office Expense		5,348.46
Office Supplies		2,080.55
Outside Services		85,682.38
Postage & Shipping		6,123.70
Professional Fees		14,064.25
R&D		5,500.00
Rent Expense		6,841.09
Small Tools and Parts		920.00
State Income Taxes		32.00
Supplies		4,049.94
Tradeshow Expenses		257.86
Travel		7,514.57
Utilities		4,271.18
Utilities - Alabama		146.60
Total Expense		246,252.24
Net Ordinary Income		-275,158.43
Other Income/Expense		0.40
Net Income		**-275,158.03**